Exhibit 12-A

               Chrysler Financial Corporation and Subsidiaries
             Computations of Ratios of Earnings to Fixed Charges
                            (dollars in millions)

                                               Three Months Ended
                                                   March 31,
                                               ------------------
                                               1997          1996
                                               ----          ----
                                                   (unaudited)

Net earnings before cumulative
 effect of changes in accounting principles    $  93         $  98

 Add back:
  Taxes on income                                 48            56
  Fixed charges                                  200           220
                                               -----         -----
   Earnings available for fixed charges        $ 341         $ 374
                                               =====         =====
Fixed charges:
  Interest expense                             $ 195         $ 216
  Rent                                             5             4
                                               -----         -----
   Total fixed charges                         $ 200         $ 220
                                               =====         =====

Ratio of earnings to fixed charges              1.71          1.70
                                               =====         =====


The ratio of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).


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